Exhibit 99.1

NYSE-A: ROY	NR 09-26
TSX: IRC	December 29, 2009

INTERNATIONAL ROYALTY CORPORATION’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS REJECT FRANCO-NEVADA’S UNSOLICITED OFFER

IRC’S BOARD OF DIRECTORS BELIEVES THAT THE PROPOSED ARRANGEMENT WITH ROYAL GOLD, INC. IS SUPERIOR TO THE FRANCO-NEVADA OFFER AND MORE ATTRACTIVE TO SHAREHOLDERS

DENVER, COLORADO - December 29, 2009 – International Royalty Corporation (NYSE-A:ROY, TSX: IRC) (“IRC”) announces that its board of directors has unanimously recommended that IRC shareholders reject the unsolicited offer from Franco-Nevada Corporation (“Franco-Nevada”) through 7293275 Canada Inc., a wholly-owned subsidiary (the “Franco-Nevada Offer”). The board of directors’ unanimous recommendation, together with the reasons for its recommendation, is contained in a directors’ circular being filed today and mailed to IRC shareholders and optionholders.

The directors’ circular contains the IRC’s board of directors’ recommendation as well as a discussion of its reasons for recommending that IRC shareholders reject the Franco-Nevada Offer. The directors’ circular also contains a discussion of the terms of the arrangement agreement entered into between IRC and Royal Gold, Inc. (“Royal Gold”). As announced on December 18, 2009, pursuant to the arrangement agreement, Royal Gold would acquire, directly or indirectly, all of the issued and outstanding IRC common shares in exchange for, at the election of each shareholder of IRC, C$7.45 in cash or 0.1385 common shares of Royal Gold (or 0.1385 exchangeable shares of a Canadian subsidiary of Royal Gold that are exchangeable for Royal Gold common shares), or a combination thereof, for each IRC common share, subject to a maximum of US$350 million in cash and a maximum of 7.75 million Royal Gold common shares and exchangeable shares in the aggregate and subject to pro-ration of the number of Royal Gold common shares and exchangeable shares if IRC shareholders elect to receive more than approximately US$314 million in cash, all as described in greater detail in the material change report of IRC dated December 24, 2009 and filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com under IRC’s profile (the “Royal Gold Transaction”). IRC shareholders are encouraged to read the directors’ circular in its entirety.

A special meeting of securityholders of IRC is scheduled to be held on Tuesday, February 16, 2010 at which IRC shareholders and optionholders will be asked to approve the Royal Gold Transaction. IRC will send a detailed management proxy circular to IRC shareholders and optionholders in mid-January 2010, which will contain further details concerning the Royal Gold Transaction.

In making its recommendation with respect to the Franco-Nevada Offer, IRC’s board of directors considered many factors, including the recommendation of a special committee of directors and a written opinion from IRC’s financial advisor, Scotia Capital Inc. (“Scotia Capital”), which states that, as of the date of the directors’ circular, the consideration offered by Franco-Nevada pursuant to the Franco-Nevada Offer is inadequate, from a financial point of view, to IRC shareholders other than Franco-Nevada and its affiliates. The full text of the inadequacy opinion is included in the directors’ circular.

The directors’ circular specifies a number of reasons why the board recommends that shareholders reject the Franco-Nevada Offer, including the following:

•	The board of directors believes that the Royal Gold Transaction is superior to the Franco-Nevada Offer and more attractive to IRC shareholders.

•	The opportunity to receive Royal Gold shares under the Royal Gold Transaction provides IRC shareholders with potential benefits not available under the Franco-Nevada Offer.

•
IRC shareholders holding an aggregate of approximately 34% of the IRC common shares on a fully-diluted basis, including the three largest IRC shareholders and each director and officer of IRC, have agreed with Royal Gold to vote their IRC common shares and options in favour of the Royal Gold Transaction.

•	IRC’s financial advisor, Scotia Capital, has provided a written opinion that the consideration offered under the Franco-Nevada Offer is inadequate, from a financial point of view, to IRC shareholders.

•	The Franco-Nevada Offer is structured as an “any and all” offer and is coercive.

•	The Franco-Nevada Offer is highly conditional and is not a firm offer.

•	The conditions of the Franco-Nevada Offer cannot be satisfied.

•	The Franco-Nevada Offer is not a “Permitted Bid” under the IRC shareholder rights plan.

To reject the Franco-Nevada Offer, shareholders do not need to take any action.

Availability of the Directors’ Circular
The directors’ circular was mailed to all shareholders and optionholders today and is available on the IRC website at www.internationalroyalty.com. The directors’ circular has also been filed with securities regulatory authorities in Canada and the United States. Anyone may obtain a copy of the directors’ circular free of charge under IRC’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and from the United States Securities and Exchange Commission at its website at www.sec.gov.

For Investor Questions, Including How to Withdraw Shares from the Franco-Nevada Offer
IRC shareholders who have questions or who may have already tendered their common shares to the Franco-Nevada Offer and wish to withdraw them, may do so by contacting your broker or IRC’s information agent, Georgeson, at one of the following numbers:

North American Toll-Free Number: 1-866-725-6575
Banks, Brokers and Collect Calls: 1-212-806-6859

International Royalty Corporation
IRC is a global mineral royalty company. IRC holds 84 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding scale NSR on the Chilean portion of the Pascua-Lama project, a 1.5% NSR on the Las Cruces project and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the NYSE Amex (NYSE-A:ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO
For further information, please contact:
Jack Perkins, Director of Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Barbara Komorowski: bkomorowski@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements
Some of the statements contained in this release are forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words or phrases such as “plans”, “expects”, “anticipates”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on certain factors. IRC’s forward-looking statements in this release are based on certain assumptions. Any forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements unless required by law. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Accordingly, readers should not place undue reliance on any forward-looking statements.